UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               ANALEX CORPORATION
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $0.02 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    032653107
                                 --------------
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
           -----------------------------------------------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 9, 2003
                                -----------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 032653107


1   NAMES OF REPORTING PERSONS                  Pequot Capital Management, Inc.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    06-1524885
______________________________________________________________________________

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) n/a
                                                           (b)*
______________________________________________________________________________
3   SEC USE ONLY
______________________________________________________________________________

4   SOURCE OF FUNDS

    OO
______________________________________________________________________________

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) n/a

______________________________________________________________________________

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Connecticut
_____________________________________________________________________________

                         7      SOLE VOTING POWER                 12,061,128*
  NUMBER OF SHARES              ______________________________________________
     BENEFICIALLY
     OWNED BY            8      SHARED VOTING POWER               0*
       THE                      ______________________________________________
  REPORTING PERSON
      WITH               9      SOLE DISPOSITIVE POWER            12,061,128*
                                ______________________________________________

                         10     SHARED DISPOSITIVE POWER          0*
______________________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
    REPORTING PERSON                                              12,061,128*

______________________________________________________________________________

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                      n/a

______________________________________________________________________________

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   48.4%*

______________________________________________________________________________

14  TYPE OF REPORTING PERSON                                      IA

______________________________________________________________________________

*The Reporting Person may be deemed to be part of a group with the Stockholder Parties (as defined herein) pursuant to certain terms of the Stockholders' Agreement described in Item 4. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 7,022,910 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the Stockholder Parties. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

         This Amendment No. 1 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends Items 2, 3, 4, 5, 6 and 7 of the Statement on Schedule 13D filed by the Reporting Person on July 28, 2003 (the "Schedule 13D," together with this Amendment No. 1, the "Statement"). This Amendment No. 1 relates to the Common Stock, par value $0.02 per share (the "Common Stock"), of Analex Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule 13D.

Item 2.  Identity and Background

         Item 2 of the Statement is amended and restated in its entirety as follows:

         This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person, and of the Executive Officers, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

         The Reporting Person is the investment advisor/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership ("PPE3") and Pequot Offshore Private Equity Partners III, L.P., a Cayman Islands limited partnership ("PPE3O", and together with PPE3, the "Funds"), each of which are Accounts.

         The executive officers of the Reporting Person are Mr. Arthur J. Samberg, Ms. Sharon Haugh and Mr. Harold Kahn, the director of the Reporting Person is Mr. Arthur J. Samberg, and the controlling shareholder is Mr. Arthur
J. Samberg (collectively, the "Executive Officers, Director and Controlling Person"). Each of the Executive Officers, Director and the Controlling Person is a citizen of the United States. Gerald A Poch and Martin M. Hale, Jr., both employees of the Reporting Person, are directors of the Issuer.

         Neither the Reporting Person nor the Executive Officers, Director and Controlling Person have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither the Reporting Person nor the Executive Officers, Director and Controlling Person have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Statement is amended and restated in its entirety as follows:

         On December 9, 2003, pursuant to a Subordinated Note and Series A Convertible Preferred Stock Purchase Agreement dated July 18, 2003 (the "Purchase Agreement"), with the Funds, the Issuer: (i) issued and sold to the Funds an aggregate of 6,726,457 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.02 per share (the "Preferred Stock") for a purchase price of $2.23 per share of Preferred Stock (the "Preferred Purchase Price"), representing an aggregate consideration of approximately $15,000,000;
(ii) in connection with the issuance and sale of the Preferred Stock, issued a warrant to each of the Funds (the "Preferred Warrants") exercisable to purchase the Issuer's Common Stock, at a ratio of one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Preferred Stock; (iii) issued and sold to the Funds $10,000,000 in aggregate principal amount of the Issuer's Secured Subordinated Convertible Promissory Notes (the "Convertible Notes"); and (iv) in connection with the issuance and sale of the Convertible Notes, issued a warrant to each of the Funds (the "Note Warrants," and together with the Preferred Warrants, the "Warrants") exercisable to purchase Common Stock at a ratio of one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Convertible Notes. Capitalized terms used but not defined in this Item 3 or elsewhere in the Statement shall have the meanings assigned to such terms in the Purchase Agreement. The funds for the purchase of the Preferred Stock and the issuance of the Warrants and the Convertible Notes (as such terms are defined in Item 4) held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders.

         A copy of the Purchase Agreement was previously filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference, and the description herein of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement.

Item 4.  Purpose of Transaction

         Item 4 of the Statement is amended and restated in its entirety as follows:

         The Reporting Person acquired the shares of Preferred Stock, the Convertible Notes and the Warrants pursuant to the terms of the Purchase Agreement. The Reporting Person considers the shares of Common Stock that it beneficially owns as an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner.

Stockholders' Agreement

         At the Closing, the Funds, the Issuer and Sterling E. Phillips, Jr.,
J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Lese Ann Kodger, Alexander Patterson and Gerald McNichols (Mr. Phillips, Mr. Knop, Mr. Gilluly, Mr. Belford, Ms. Kodger, Mr. Patterson and Mr. McNichols, who, together with the Funds, will own a majority of the Common Stock of the Issuer upon the Closing, are collectively referred to as the "Stockholder Parties") entered into a Stockholders' Voting Agreement ("Stockholders' Agreement") pursuant to which the Funds and the Stockholder Parties agreed to vote, or cause to be voted, all securities of the Issuer they own or over which they have voting control so that the number of directors of the Issuer will be seven, consisting of:
(i) the Issuer's chief executive officer ("CEO"), currently Sterling E. Phillips, Jr.; (ii) two directors designated by the Funds; (iii) three non-employee directors designated by the Issuer's CEO and acceptable to the Funds; and (iv) one independent director designated by the Funds and acceptable to the Issuer's CEO.

         One of the directors designated by the Funds will be the "financial expert" required by Securities and Exchange Commission ("SEC") rules, and, to the greatest extent permitted by applicable law and regulations, at least one director designated by the Funds will be on each committee of the Board.

         Under certain circumstances where the Funds hold less than certain specified percentages of the securities the Funds originally purchase at the Closing, the right to designate two directors in (ii) above will be reduced to one or no directors and the above voting provisions will be adjusted in the manner described in the Stockholders' Agreement.

         Immediately following the Closing, the Board was constituted in accordance with the Stockholders' Agreement, and consists of Mr. Phillips, two directors designated by the Pequot Funds (Gerald A. Poch and Martin M. Hale, Jr.), and three non-employee directors designated by Mr. Phillips (Peter Belford, Sr., Lincoln D. Faurer and Daniel R. Young). One independent director to be appointed by the Funds and to be acceptable to Mr. Phillips will be named in the future. Upon the Closing and in accordance with the Stockholders' Agreement, each of Jon M. Stout, Shawna Stout, Gerald R. McNichols and Alan Kaplan resigned as directors of the Issuer.

         In certain circumstances, including the Issuer's failure to redeem the Preferred Stock as required or failure to pay certain amounts due under the Convertible Notes, the Funds or certain of their transferees may designate additional directors so that the Funds' directors comprise a majority of the Board. This right will terminate if the Issuer redeems the Preferred Stock and repays the amounts then due under the Convertible Notes.

Registration Rights Agreement

         In connection with the transactions contemplated by the Purchase Agreement, the Issuer and the Funds entered into a Registration Rights Agreement (the "Registration Rights Agreement"), as of the date of the Closing. Pursuant to the Registration Rights Agreement, within 30 days following the Closing, the Issuer will be required to file a registration statement on Form S-3 registering the resale of the Common Stock underlying the Preferred Stock, the Convertible Notes and the Warrants. The Issuer will be required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144(k) under the Securities Act of 1933, as amended. The Registration Rights Agreement also provides the Reporting Person with piggyback registration rights with respect to certain underwritten offerings initiated by the Issuer.

Repurchase Agreement

         Concurrent with the Closing and pursuant to a Securities Repurchase Agreement (the "Repurchase Agreement") the Issuer purchased an aggregate of 2,625,451 shares of Common Stock and warrants and options exercisable to purchase an aggregate of 1,209,088 shares of Common Stock from the Issuer's chairman Jon Stout, certain members of Mr. Stout's immediate family and entities controlled by Mr. Stout and his family for an aggregate purchase price of $9,166,844.21 (the "Stout Repurchase Transaction").

         A copy of the Purchase Agreement, the form of Stockholders' Agreement, the form of Registration Rights Agreement and the Repurchase Agreement were previously filed as Exhibits 1, 3, 4 and 5, respectively, to the Schedule 13D and are incorporated herein by reference, and the description herein of such agreements are qualified in their respective entireties by reference to such agreements.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Statement is amended and restated in its entirety as follows:

         (a) The Reporting Person beneficially owns 12,061,128 shares of Common Stock, representing 48.4% of shares of Common Stock outstanding as of December 9, 2003 (giving effect to the issuance of 12,057,796 shares of Common Stock issuable upon conversion of the Preferred Stock, the conversion of the Convertible Notes and the exercise of the Warrants and 3,332 shares of Common Stock issuable upon exercise of the Directors Options (as defined below)).

         In addition, by virtue of the Stockholders' Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the Stockholder Parties and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such group would be deemed to beneficially own, in the aggregate, 19,084,038 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 70.7% of the Common Stock outstanding as of December 9, 2003. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by the Stockholder Parties and does not affirm that such a "group" exists.

          (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the 12,061,128 shares of Common Stock.

         Pursuant to, and to the extent set forth in, the Stockholders' Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Stockholder Parties. To the knowledge of the Reporting Person and based on documents publicly filed by the Stockholder Parties, (i) the name, address and principal occupation of each of the Stockholder Parties is set forth on Exhibit 9 hereto and is incorporated herein by reference and (ii) each of the Stockholder Parties is a citizen of the United States. To the knowledge of the Reporting Person and based on documents publicly filed by the Stockholder Parties, during the last five years, none of the Stockholder Parties has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Statement is amended and restated in its entirety as follows:

         Reference is made to the Purchase Agreement, the form of Stockholders' Agreement, the Registration Rights Agreement and the Repurchase Agreement described in Items 3, and 4, which were previously filed as Exhibits 1, 3, 4 and 5, respectively, to the Schedule 13D as and are incorporated by reference herein.

         In connection with the transactions contemplated by the Purchase Agreement, on December 9, 2003, the Issuer issued to the Funds the Preferred Stock, the Preferred Warrants, the Convertible Notes and the Note Warrants.

Preferred Stock

         The 6,726,457 shares of Preferred Stock are convertible into Common Stock at any time at the election of its holders, initially at a ratio of one share of Common Stock for every share of Preferred Stock and subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. The Preferred Stock will automatically convert into Common Stock if, any time following 18 months after the Closing, the average closing price of the Common Stock over a 20 consecutive trading day period exceeds 2.5 times the conversion price then in effect for the Preferred Stock. In addition, the Preferred Stock held by holders that do not accept an offer by the Issuer to purchase the Preferred Stock for at least 2.5 times the conversion price then in effect also will automatically convert into Common Stock. In addition, the Preferred Stock will automatically convert into Common Stock upon the agreement of the holders of a majority of the Preferred Stock. Holders of Preferred Stock are entitled to vote on actions to be taken by the stockholders together with all other classes and series of voting stock of the Issuer as a single class, except as otherwise provided by applicable law or as described below. Each share of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock is convertible. Initially, each share of Preferred Stock is entitled to one vote. As long as 50% of the shares of Preferred Stock issued on December 9, 2003 remain outstanding, or, if the Issuer has failed to comply with its redemption obligations, as long as any shares of Preferred Stock issued at December 9, 2003 remain outstanding, the Issuer will not be allowed to take certain actions without the prior written consent of the holders of a majority of the Preferred Stock outstanding. The holders of Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.

         Dividend Rights

         Holders of the Preferred Stock are entitled to receive cumulative dividends on the Preferred Stock each quarter beginning on September 30, 2003 at the per annum rate of 6% of the Preferred Purchase Price. The dividends are payable in cash; provided, however, that if at any time after initial issuance of the Preferred Stock: (i) the Issuer's available cash for operations for the following twelve month period is less than $1,000,000 in excess of business projections approved by the Issuer's board of directors for such twelve month period, or (ii) the Issuer's payment of the dividend in cash will result in an event of default under the Issuer's senior indebtedness, then the dividend, at the option of the Issuer, may be paid in shares of Preferred Stock valued at the Preferred Purchase Price. Holders of the Preferred Stock are entitled to receive such dividends immediately after the payment of any dividends to senior securities required by the Issuer's certificate of incorporation, prior to any payment of dividends to junior securities and the Common Stock and at the same time as the payment of dividends to parity securities.

         Redemption

         At any time after the fourth anniversary of the Closing, the holders of the Preferred Stock are entitled to require the Issuer to redeem their Preferred Stock at a per share price equal to the Preferred Purchase Price (as adjusted for stock splits, stock dividends and similar events) plus any accrued but unpaid dividends. The redemption will be made in four equal quarterly installments beginning 60 days after the redemption rights are exercised, and the redemption price is payable in cash. If the Issuer is unable to effect any required quarterly redemption of Preferred Stock for a period of nine consecutive months after such redemption was required, the holders of the Preferred Stock will have the right to designate additional directors so that directors designated by the holders comprise a majority of the Issuer's board of directors.

Convertible Notes

         Pursuant to the terms of the Convertible Notes, at any time and from time to time, the Reporting Person may, at its sole option, convert the outstanding principal and accrued and unpaid interest on the Notes in whole or in part into Preferred Stock. The Convertible Notes may be converted in the number of Preferred Stock determined by dividing (i) the sum of the aggregate principal amount and the accrued and unpaid interest, by (ii) an amount equal to 135% of the Preferred Purchase Price (subject to adjustments for stock splits, stock dividends and similar events). Initially, the Convertible Notes are convertible into an aggregate of 3,321,707 shares of Preferred Stock, which are convertible into shares of Common Stock initially at a ratio of one share for every Preferred Share and are subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. The Issuer may cause the automatic conversion of the Convertible Notes into Common Stock if, any time following 18 months after the Closing, the average closing price for the Common Stock over the 20 consecutive trading day period prior to the date of conversion exceeds 2.5 times the Preferred Purchase Price, as adjusted for dilutive equity issuances, stock splits, stock dividends and similar events. The Convertible Notes are subject to certain events of default specified in the Convertible Notes. Following an event of default due to the nonpayment of principal, interest or other payments due under the Convertible Notes that continues for a period of twelve consecutive months, the holders of a majority of the Common Stock underlying the securities issued to the Funds at the Closing will have the right to designate a majority of the Issuer's board of directors. This right will terminate upon the payment of the amounts due under the Convertible Notes.

         Interest

         Interest on the Convertible Notes is payable at a rate of 7% per annum. Interest is payable in cash quarterly in arrears; provided, that, at the Issuer's option, interest will accrue and will be added to principal if:
(i) the Issuer's available cash for operations for the twelve month period following the date any such quarterly interest payment is due is less than $1,000,000 in excess of business projections approved by the Issuer's board of directors for such twelve month period; or (ii) the interest payment in cash will result in a default under the Issuer's senior indebtedness. The interest rate will increase to 11% if the Issuer defaults on any principal or interest payment obligation under the Convertible Notes following a five-day cure period.

         Prepayment

         Principal and interest on the Convertible Notes may not be prepaid without the prior consent of the holders of a majority of the principal amount outstanding under the Convertible Notes until 18 months following the Closing. At any time after 18 months following the Closing, the Issuer may prepay principal and interest under the Convertible Notes by so notifying the holders of the Convertible Notes. Any prepayment will be made, at the option of the holders of a majority of the principal amount outstanding under the Convertible Notes either: (i) in cash in an amount equal to the sum of (a) the aggregate principal amount outstanding and (b) the net present value (discounted at a rate of 7% per annum) of the interest that is accrued and unpaid as of the prepayment date and the interest that would have been payable by the Issuer through the maturity date of the Convertible Notes; or (ii) by conversion of the Convertible Notes into Preferred Stock at the Preferred Purchase Price (subject to adjustments for stock splits, dividends and similar events) and the payment by the Issuer of all accrued and unpaid interest on the Convertible Notes in cash or, at the option of the holder, in shares of Preferred Stock.

         If any Convertible Note is prepaid, each Convertible Note will be prepaid, in whole or in part, pro rata, based on the principal amount outstanding under the respective Convertible Notes. Prepayment of the Convertible Notes may only occur if the Issuer has an effective registration statement filed with the SEC covering the resale of the shares of Common Stock issuable upon the conversion of the Preferred Stock and the Convertible Notes and upon the exercise of the Warrants and such shares are listed on AMEX or another stock exchange approved by the holders of a majority of the Preferred Stock.

Warrants

         In connection with the transactions contemplated by the Purchase Agreement, on December 9, 2003, the Issuer issued the Preferred Warrants and the Note Warrants to the Funds. The Preferred Warrants are immediately exercisable at an exercise price of $3.28 per share to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon the conversion of the Preferred Stock. Initially, the Preferred Warrants are convertible, in the aggregate, into 1,345,291 shares of Common Stock. The Note Warrants will be immediately exercisable at an exercise price of $3.28 to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Convertible Notes. Initially, the Note Warrants are convertible, in the aggregate, into 664,341 shares of Common Stock. The exercise price of the Warrants will be subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise will be permitted. Other than as described above, the Warrants have substantially similar terms, a form of which was included in the Schedule 13D.

         In connection with the Reporting Person's participation (through its employees) on the Issuer's Board of Directors, on December 9, 2003 (the "Grant Date"), the Issuer granted options to purchase 5,000 shares of Common Stock to each of Martin M. Hale, Jr. and Gerald A. Poch (the "Directors Options"), which have substantially similar terms and are issued pursuant to the Issuer's 2002 Stock Option Plan, which is incorporated herein by reference as Exhibit
10. Based upon the vesting schedule, the Directors Options are each exercisable into 1,666 shares of Common Stock on the Grant Date. An additional 1,667 shares per option vests on each of the first and second anniversary of the Grant Date. The exercise price of the Directors Options is $4.04 per share. The Directors Options expire on December 9, 2013.

         Copies of each of the form of Certificate of Designations, Powers, Preferences and Rights of the Preferred Stock, the form of the Convertible Notes, and the form of the Warrants was previously filed, as Exhibits 6, 7 and 8 to the Schedule 13D, respectively, and are incorporated herein by reference, and the description herein of each such certificates and agreements is qualified in its entirety by reference to such certificates and agreements. The description of the Directors Options is qualified in its entirety by reference to the Issuer's 2002 Stock Option Plan.

Item 7.  Material to be Filed as Exhibits

         Item 7 of the Statement is amended to add the following:

Exhibit 9             Names, Addresses and Principal Occupations of the
                      Stockholder Parties.

Exhibit 10 Issuer's 2002 Stock Option Plan (incorporated by reference to the Issuer's Definitive Proxy Statement filed with the Commission on April 18, 2003, Appendix B).

                               S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: December 19, 2003                         Pequot Capital Management, Inc.


                                                /s/ Aryeh Davis
                                                -------------------------------
                                                Aryeh Davis, General Counsel

                                INDEX TO EXHIBITS

Exhibit           Description
-------           -----------

Exhibit 9         Names, Addresses and Principal Occupations of the Stockholder
                  Parties.

Exhibit 10 Issuer's 2002 Stock Option Plan (incorporated by reference to the Issuer's Definitive Proxy Statement filed with the Commission on April 18, 2003, Appendix B).


                                                                   EXHIBIT 9
----------------------------------------------------------------------------------------------------
 (a) NAME OF REPORTING PERSON (b) RESIDENCE OR BUSINESS (c) PRESENT PRINCIPAL OCCUPATION
                                  ADDRESS                   OR EMPLOYMENT AND THE NAME,
                                                            PRINCIPAL BUSINESS AND ADDRESS
                                                            OF ORGANIZATION IN WHICH SUCH
                                                            EMPLOYMENT IS CONDUCTED (IF
                                                            APPLICABLE)

----------------------------------------------------------------------------------------------------
Sterling E. Phillips, Jr.       c/o Analex Corporation      Chairman and Chief Executive Officer,
                                5904 Richmond Highway       Analex Corporation, a government
                                Suite 300                   and defense contractor
                                Alexandria, VA 22303        5904 Richmond Highway
                                                            Suite 300
                                                            Alexandria, VA 22303
----------------------------------------------------------------------------------------------------
J. Richard Knop                 One Discovery Square        Chairman and Co-CEO
                                12010 Sunset Hills Road     Windsor Group, LLC, an investment bank
                                Suite 700                   One Discovery Square
                                Reston, VA 20190            12010 Sunset Hills Road
                                                            Suite 700
                                                            Reston, VA  20190
----------------------------------------------------------------------------------------------------
C.W. Gilluly                    415 1st St, SE              Private investor
                                Washington, DC 20003        415 1st St, SE
                                                            Washington, DC 20003
----------------------------------------------------------------------------------------------------
Peter Belford, Sr.              c/o Analex Corporation      President
                                5904 Richmond Highway       First Flight Development, a real estate
                                Suite 300                   development company
                                Alexandria, VA 22303        4 Lucky Star Drive
                                                            Park City, UT 84060
----------------------------------------------------------------------------------------------------
Lese Ann Kodger(1)              P.O. Box 45515              Private investor
                                Westlake, OH 44145
----------------------------------------------------------------------------------------------------
Alex Patterson                  8257 Creekside Trace        Private investor
                                Broadview Heights,
                                OH 44147
----------------------------------------------------------------------------------------------------
Gerald McNichols                23349 Parson Rd             Chairman and Chief Executive Officer
                                Middleburg, VA 20117-2817   McNichols & McNichols, Inc.,
                                                            a consulting firm
                                                            23349 Parson Rd
                                                            Middleburg, VA 20117-2817
-----------------------------------------------------------------------------------------------------
(1) Ms. Kodger is the sister of Mr. Patterson
